UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated March 18, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Company")

Notice of AGM and No Change Statement

Sibanye today published its 2015 Integrated Annual Report, Annual Financial Report, Company's Financial Statements and Summarised Report 2015 incorporating the planned Notice of Annual General Meeting and Proxy Form on its website. The Summarised Report and the Notice of Annual General Meeting are respectively, planned to be posted to shareholders on 31 March 2016.

KPMG have audited the 2015 consolidated financial statements and their unqualified audit report is open for inspection at the Company's offices.

An abridged report has not been published as the information previously published in the preliminary results released on 25 February 2016 has not changed.

The 2015 Integrated Annual Report (plus supporting online information) and the planned Notice of the Annual General Meeting are available at www.sibanyegold.co.za.

The 2015 Integrated Annual Report contains a summary of the Mineral Resources and Mineral Reserves. The full Mineral Resources and Mineral Reserves supplement has been published on the Company's website today.

Planned Notice of Annual General Meeting

Notice is planned to be given on 31 March 2016 of the Annual General Meeting of the Company (AGM) to be held at Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa on 24 May 2016 at 09:00. The AGM will transact the business as stated in the planned notice of that meeting, a copy of which can be found on the Company's website. A further SENS announcement will be published on 31 March 2016 confirming the posting of the Summarised Report and the planned Notice of the AGM.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as 20 May 2016. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is 13 May 2016.

18 March 2016

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: March 18, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer